Additional Information for Flyover Film Studios, LLC

2024 brought no major changes to the company. We are managed by the same 5 founders, and we still have zero employees, instead using contract labor as needed.

We did make minor changes to the operating agreement via board resolutions which I will add here.

We made changes to our Capitalization table as the founders each earned additional shares via labor or via financial input into the company.

As seen in the changes to the operating agreement we also gifted a few shares to people that went above and beyond in their time and commitment to Flyover Film Studios, LLC.

Total shares now owned by the Founding Members:

Brett Hays   222

Dustin Hoke   161

Sarah Sharp   244

Jennifer Shelby. 189

Robert Stern   222

The gifted shares were given and added to Class B Preferred Interest:

Rick Wojnar	4
Marli Pessin.	4
Jorja Hill.	4
Bekah Douglas.	4
Kristi Gescheidler.	4
Nolan Peacock.	4
Alexx Brewer.	4
Nick Caza	8
Ron Gregurich.	20
Sarah Cayce.	20

Board Resolution For The Issuance of Shares

Flyover Film Studios, LLC

The undersigned, constituting the majority of the Managing Members of Flyover Film Studios, LLC, ("the LLC"), organized under the laws of the State of Illinois, do hereby approve and adopt, the following resolution effective as of September 4, 2025.

Resolved, the Managing Members authorize the initial issuance of outstanding shares of Class A Common Interest units by the number of units outlined below. The units are fully paid for and non-assessable with an acquisition value of $250 per unit. The units are being issued to the following members pursuant to the operating agreement.

Resolved, that the Managing Partners authorize and instruct ClearTrust, LLC, a Florida limited liability company, sole stock transfer agent for the Common Interest units, to issue the units as outlined on the attached issuance chart.

Resolved further, that the Managing Members authorize and instruct ClearTrust, LLC to deliver the above shares as instructed below:

Please email Book-Entry shares directly to the shareholders.

The undersigned, do hereby certify that we are the majority of the Managing Members of the LLC; that this is a true and correct copy of the resolution duly adopted and ratified at a meeting of the Managing Members of the LLC duly convened and held in accordance with its operating agreement and the laws of the State of Illinois; and that the same have not in any way been modified, repealed or rescinded and are in full force and effect.

In Witness Whereof, the undersigned, constituting the majority of the Managing Members of the LLC, consent hereto in writing as of the date first written above and direct that this resolution be filed with the minutes of proceedings of the Managing Members of the LLC.

Managing Member Signature: _____

Printed Name: Jennifer Shelby

Managing Member Signature: _____

Printed Name: Brett Hays

Managing Member Signature: _____

Printed Name: Sarah Sharp

Board Resolution For The Issuance of Shares

Flyover Film Studios, LLC

The undersigned, constituting the majority of the Managing Members of Flyover Film Studios, LLC, ("the LLC"), organized under the laws of the State of Illinois, do hereby approve and adopt, the following resolution effective as of September 4, 2025.

Resolved, the Managing Members authorize the initial issuance of outstanding shares of Class A Common Interest units by the number of units outlined below. The units are fully paid for and non-assessable with an acquisition value of $250 per unit. The units are being issued to the following members pursuant to the operating agreement.

Resolved, that the Managing Partners authorize and instruct ClearTrust, LLC, a Florida limited liability company, sole stock transfer agent for the Common Interest units, to issue the units as outlined on the attached issuance chart.

Resolved further, that the Managing Members authorize and instruct ClearTrust, LLC to deliver the above shares as instructed below:

Please email Book-Entry shares directly to the shareholders.

The undersigned, do hereby certify that we are the majority of the Managing Members of the LLC; that this is a true and correct copy of the resolution duly adopted and ratified at a meeting of the Managing Members of the LLC duly convened and held in accordance with its operating agreement and the laws of the State of Illinois; and that the same have not in any way been modified, repealed or rescinded and are in full force and effect.

In Witness Whereof, the undersigned, constituting the majority of the Managing Members of the LLC, consent hereto in writing as of the date first written above and direct that this resolution be filed with the minutes of proceedings of the Managing Members of the LLC.

Managing Member Signature: _____

Printed Name: Jennifer Shelby

Managing Member Signature: _____

Printed Name: Brett Hays

Managing Member Signature: _____

Printed Name: Sarah Sharp

Board Resolution For The Issuance of Shares

Flyover Film Studios, LLC

The undersigned, constituting the majority of the Managing Members of Flyover Film Studios, LLC, ("the LLC"), organized under the laws of the State of Illinois, do hereby approve and adopt, the following resolution effective as of September 4, 2025.

Resolved, the Managing Members authorize the initial issuance of outstanding shares of Class A Common Interest units by the number of units outlined below. The units are fully paid for and non-assessable with an acquisition value of $250 per unit. The units are being issued to the following members pursuant to the operating agreement.

Resolved, that the Managing Partners authorize and instruct ClearTrust, LLC, a Florida limited liability company, sole stock transfer agent for the Common Interest units, to issue the units as outlined on the attached issuance chart.

Resolved further, that the Managing Members authorize and instruct ClearTrust, LLC to deliver the above shares as instructed below:

Please email Book-Entry shares directly to the shareholders.

The undersigned, do hereby certify that we are the majority of the Managing Members of the LLC; that this is a true and correct copy of the resolution duly adopted and ratified at a meeting of the Managing Members of the LLC duly convened and held in accordance with its operating agreement and the laws of the State of Illinois; and that the same have not in any way been modified, repealed or rescinded and are in full force and effect.

In Witness Whereof, the undersigned, constituting the majority of the Managing Members of the LLC, consent hereto in writing as of the date first written above and direct that this resolution be filed with the minutes of proceedings of the Managing Members of the LLC.

Managing Member Signature: _____

Printed Name: Jennifer Shelby

Managing Member Signature: _____

Printed Name: Brett Hays

Managing Member Signature: _____

Printed Name: Sarah Sharp